Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-4 of Bespoke Capital Acquisition Corp. of our report dated March 12, 2021, relating to the consolidated financial statements of Vintage Wine Estates, Inc. and subsidiaries as of June 30, 2020 and 2019, and December 31, 2018 and 2017, and for the year ended June 30, 2020, six-month period ended June 30, 2019, and the years ended December 31, 2018 and 2017 (which report expresses an unqualified opinion and includes emphasis of matter paragraphs relating to disruption of operations and a change in fiscal year end), and to the reference to our firm under the heading “Experts” in the consent solicitation statement/prospectus, that is part of this Registration Statement.

/s/ Moss Adams LLP

Santa Rosa, California

March 12, 2021